                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          Foothill Independent Bancorp
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    344905104
           ----------------------------------------------------------
                                 (CUSIP Number)

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                November 2, 1998
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [__]

Check the following box if a fee is being paid with the statement (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------                  ------------------------------
CUSIP No. 344905104                              Page    2     of     9  Pages
                                                      --------    -----
-------------------------------                  ------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORT PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Basswood Partners, L.P.

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY         551,821
OWNED BY EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                 8    SHARED VOTING POWER


               -----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      551,821
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        551,821
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.22 %
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 of 9
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------                  ------------------------------
CUSIP No. 344905104                              Page    3     of     9  Pages
                                                      --------    -----
-------------------------------                  ------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORT PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Basswood Management, Inc.

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                             [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY         551,821
OWNED BY EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                 8    SHARED VOTING POWER


               -----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      551,821
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        551,821
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.22%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       3 of 9
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------                  ------------------------------
CUSIP No. 344905104                              Page    4     of     9  Pages
                                                      --------    -----
-------------------------------                  ------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORT PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Matthew Lindenbaum

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                          [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY         551,821
OWNED BY EACH
  REPORTING
 PERSON WITH


               -----------------------------------------------------------------
                 8    SHARED VOTING POWER


               -----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      551,821
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        551,821
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.22%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       4 of 9
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------                  ------------------------------
CUSIP No. 344905104                              Page    5     of     9  Pages
                                                      --------    -----
-------------------------------                  ------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORT PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bennett Lindenbaum

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                             [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY         551,821
OWNED BY EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                 8    SHARED VOTING POWER


               -----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      551,821
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        551,821
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.22%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       5 of 9
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

            The purpose of this Amendment No. 3 to the previously filed Schedule 13D is to report (i) that the beneficial ownership of Basswood Partners, L.P. ("Basswood"), Basswood Management, Inc., Matthew Lindenbaum and Bennett Lindenbaum (together, the "Reporting Persons") in the Common Stock, $.01 par value per share (the "Shares") of Foothill Independent Bancorp (the "Company") has increased from 8.43% to 9.22% of the Shares outstanding and (ii) a change in the disclosure set forth in Item 4 (Purpose of Transaction) as more fully described below.

Item 1.  Security and Issuer
----------------------------

            No change.

Item 2.  Identity and Background
--------------------------------

            This Statement has been filed on behalf of the Reporting Persons, namely Basswood, a Delaware limited partnership, Matthew Lindenbaum and Bennett Lindenbaum, the sole principals of Basswood Management, Inc., Basswood's general partner, and Basswood Management, Inc. The principal business address of each of the Reporting Persons is 645 Madison Avenue, 10th Floor, New York, New York 10022. Basswood is the general partner of Basswood Financial Partners, L.P. (the "Partnership"), and advises Basswood International Fund, Inc., a Cayman Islands exempted company ("Basswood International"), Whitewood Financial Partners, L.P., a Delaware limited partnership ("Whitewood"), and certain managed accounts
(including 1994 Garden State L.P., a Delaware limited partnership ("Garden State") and Jet I, L.P., a Delaware limited partnership ("Jet I")), which may from time to time acquire Shares. The Partnership, Basswood International, Whitewood, Garden State and Jet I are referred to collectively as the "Accounts." As of the date hereof, all 551,821 Shares are owned by one or more of the Accounts. From time to time, Shares may be sold between Accounts in the ordinary course of investment business.

            Messrs.   Matthew   Lindenbaum  and  Bennett  Lindenbaum  also  have
investment discretion over certain other managed accounts which do not currently own Shares but which may in the future buy and sell Shares from time to time.

            During the last five years, none of the Reporting Persons nor any of the Accounts has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

            Each of Messrs. Matthew Lindenbaum and Bennett Lindenbaum is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Considerations
-----------------------------------------------------------

            As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 551,821 Shares, all of which Shares are held by the Accounts. The Shares have been purchased in open market transactions at an aggregate cost of $5,284,086. The funds for the purchase of the Shares held by the Accounts have come from the various Accounts' respective working capital. No leverage was used to purchase any of the Shares. However, one or more of the Accounts' working capital may include the proceeds of margin loans entered into in the ordinary course of business with Goldman, Sachs & Co., such loans being secured by the securities owned by such Accounts.

Item 4.  Purpose of Transaction
-------------------------------

            All Shares beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes.

            Based on current publicly available information, Basswood currently beneficially owns 9.22% of the Company's outstanding Shares. Basswood has been a shareholder of the Company since October 2, 1996. Based on its disappointment with the financial performance of its investment in the Company relative to relevant benchmark indices and returns of comparable companies in the banking industry, Basswood has become convinced that the best means of maximizing value for all of the Company's shareholders is to sell the Company. Moreover, the Company has not made available to Basswood, through its public reports and statements or otherwise, information indicating any reasonable prospect for a material improvement in the Company's financial performance.

            Basswood believes that there are likely to be a number of larger institutions that would have a serious interest in purchasing the Company. Recent transactions in the banking industry, including several involving California banking institutions, suggest that through a sale, the Company's shareholders would likely receive a substantial premium over the current market price of the Shares. Basswood believes the shareholders cannot reasonably expect to achieve, on a present value basis, the same premuim if the Company continues its current financial performance. In Basswood's view, a failure by the Company's Board of Directors to consider a sale of the Company would be inconsistent with its fiduciary obligations to the Company's shareholders.

            The Reporting Persons intend to communicate with other shareholders on matters relating to our mutual interests as shareholders, including but not limited to communicating with shareholders regarding (i) the financial underperformance by the Company in the recent past, (ii) methods of improving the Company's future financial performance, (iii) exploring ways of maximizing the value of the market price of the Shares by way of a sale of the Company and
(iv) the nomination of new candidates to the Board of Directors who will explore ways of maximizing shareholder value.

            Except as discussed above, the Reporting Persons otherwise have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Company
----------------------------------------------

(a)-(b) As of the date hereof, the Reporting Persons each may be deemed to be the beneficial owners of 551,821 Shares. Based on a communication from the Company dated October 19, 1998, the Company informed Basswood that there were a total of 5,985,699 Shares of Common Stock outstanding as of September 30, 1998. Therefore, the Reporting Persons collectively may be deemed to be the beneficial owners of approximately 9.22% of the outstanding Shares as of such date. The Reporting Persons collectively have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares of which they may be deemed to be the beneficial owners.

 (c) The trading date, number of Shares purchased and price per Share (excluding commissions, if any) for all transactions by the Reporting Persons for the 60-day period preceding November 2, 1998 through the date hereof are set forth in Exhibit B hereto.

(d) Other than the Reporting Persons and the Accounts, with respect to the Shares beneficially owned by them, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Company
-------------------------

            No change.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

            The following exhibits are filed hereto:

Exhibit A:          An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934

Exhibit B:          A description of the transactions in the Shares that were
                    effected by the Reporting Persons during the 60-day period preceding November 2, 1998 through the date hereof

                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 1998



                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc., its General Partner


                             By: /s/ Matthew Lindenbaum
                                -----------------------
                                Name: Matthew Lindenbaum
                                Title: President

                                   /s/ Matthew Lindenbaum
                             ---------------------------------
                                   Matthew Lindenbaum

                                   /s/ Bennett Lindenbaum
                             ---------------------------------
                                   Bennett Lindenbaum

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT             TITLE
-------             -----

Exhibit A:          An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934

Exhibit B:          A description of the transactions in the Shares that were
                    effected by the Reporting Persons during the 60-day period preceding November 2, 1998 through the date hereof